Exhibit 1

FIRST REAL ESTATE
INVESTMENT TRUST
      of New Jersey

First Real Estate Investment Trust of New Jersey
Announces Share Repurchase Program

HACKENSACK, NJ, April 10, 2008 - First Real Estate Investment Trust of New Jersey (“FREIT”) announced today that its Board of Trustees has authorized up to $2,000,000 for the repurchase of FREIT shares commencing three days after the announcement of its operating results for the quarter ending April 30, 2008.  Share repurchases under this program may be made from time to time in the open market or through privately negotiated transactions, depending on trading prices of FREIT shares and other market conditions.  This share repurchase program may be limited or terminated at any time and without prior notice.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are based on management’s current expectations and involve risks and uncertainties, other factors that management is unable to predict or control, and assumptions that, if they do not fully materialize or if they prove incorrect, could cause our results to materially differ from those expressed or implied by such forward-looking statements.  All forward-looking statements made in this press release are made as of the date hereof, and we assume no obligation to update the forward-looking statements included in this document.

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FREIT is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961.  It has in excess of $240 million (historical cost basis) of assets.  Its portfolio of residential and retail properties extends from Eastern Long Island to Maryland, with the largest concentration in Northern New Jersey.